VANGUARD(R) Specialized FUnds
                    Vanguard Dividend Growth Fund
                      VANGUARD Health Care Fund
                         VANGUARD Energy Fund

                 Addendum to Wellington Management Company LLC
                       Agreement DATED MAY 1, 2006


For Wellington Management Company LLC,an amended agreement changes the process for the quarterly calculation of asset-based fees. The calculations now will be based on the average daily net assets managed by the advisor, rather than the average month-end net assets.


                   VANGUARD Precious Metals and Mining Fund
                 Addendum to M&G Investment Management Limited
                       Agreement DATED MAY 1, 2006


For M&G Investment Management Limited,an amended agreement changes the process for the quarterly calculation of asset-based fees. The calculations now will be based on the average daily net assets managed by the advisor, rather than the average month-end net assets.